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Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHUDDERS@GOLENBOCK.COM

December 6, 2021

Dear Ms. Nimitz:

On behalf of TC BioPharm (Holdings) Ltd. (the “Company”), we are responding to the letter, dated November 5, 2021 (the “Comment Letter”), regarding the Company’s amendment to its submission of a Registration Statement on Form F-1 submitted October 27, 2021 (the “Registration Statement”). In this letter, we are responding only to comment number 3 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company has authorized us to respond to the Comment Letter as follows:

Staff Comments and Supplemental Company Responses

Comment:

3.	We note your estimated offering price range is $7 and $9 per share with a mid-point of $8 per share. As previously requested, please explain to us the reasons for any differences between the recent valuation of your ordinary shares leading up to the planned initial public offering and the midpoint of your estimated offering price range, this information will help facilitate our review of your accounting for equity issuances.

Supplemental Company Response:

The Company advises the Staff that in the eighteen-month period through to the date of this letter, the Company has only made one grant of share options (October 2020). In order to reflect the accounting for equity within the financial statements a valuation was undertaken as part of the grant of share options. The details of that valuation are as follows:

Grant date	Number of shares underlying share options granted (1)	Exercise price per share of ordinary shares	Estimated fair value per share of ordinary shares
October 26, 2020	465,490	$1.45	$1.78

(1)	Number of shares stated on a proforma basis after the 10 for 1 share split anticipated as part of the corporate reorganization.

The Company notes that all share options were fully vested by December 31, 2020 and there is no related share based expense in 2021.

As stated in the Registration Statement, share-based compensation expense related to share options granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Monte Carlo Simulation option-pricing model for these purposes and describes the significant assumptions used during the year ended December 31, 2020.

Ms. Nimitz

December 6, 2021

Share Option Grants and Ordinary Share Valuations

The estimated fair value of the ordinary shares underlying share options was determined at each grant date by the Company’s board of directors and was supported by periodic independent third-party valuations. The valuations of ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s ordinary shares included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method and/or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s ordinary shares as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

●	the Company’s stage of development

●	progress of the Company’s research and development efforts;

●	the impact of significant corporate events or milestones;

●	material risks related to the business;

●	the Company’s actual operating results and financial condition, including the Company’s level of available capital resources;

●	sales of the Company’s preferred ordinary shares in arms-length transactions;

●	rights and preferences of the preferred ordinary shares relative to those of the ordinary shares;

●	equity market conditions affecting comparable public companies;

●	the likelihood and potential timing of achieving a liquidity event for the ordinary shares, such as an initial public offering given prevailing market and biotechnology sector conditions;

●	the illiquidity of the Company’s securities by virtue of being a private company;

●	business risks; and

●	management and board experience.

Ms. Nimitz

December 6, 2021

Common share valuation methodologies

The valuations discussed below were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its ordinary shares.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of securities to determine the estimated fair value of ordinary shares at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

●	Option Pricing Method. Under the option pricing method (“OPM”) shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and ordinary shares are inferred by analyzing these options.

●	Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on the nature of the securities issued by the Company and other relevant factors, the Company determined that using PWERM in combination with OPM (the “Hybrid Approach”) was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of the Company’s ordinary shares in October 2020.

Ordinary share valuation

In determining the estimated fair value of the ordinary shares underlying the share options granted, the Company’s board of directors considers the most recent contemporaneous independent third-party valuation of the Company’s ordinary shares and an assessment of additional objective and subjective factors it believes to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector.

The Company received an independent third-party valuation of its ordinary shares as of August 25, 2020 that indicated that the fair value of the ordinary shares on that date was $1.78 per share. The Company relied on a market approach based on the implied value derived from the August 2020 round of equity financing (the August 2020 A Ordinary Shares). While this equity financing occurred prior to the grant date of the options (October 26, 2020), the granting of these options was known at the August 25, 2020 investment date and there were no significant operational changes at the Company between the two dates. The valuation of the ordinary shares was calibrated with reference to the August 2020 sale of A Ordinary shares, noting that the A Ordinary shares included rights and preferences which were not available to the ordinary shares underlying the option shares, including preferential economic rights such that, in the event of a share or asset sale, they provided a return to the holders of the A Ordinary shares of an amount greater than or equal to 1.5x the price paid by the investors for A Ordinary Shares. In addition, the A Ordinary Shares had an anti-dilution provision where shares are subsequently issued at a price below the original issue price. The derived value of the August 2020 A Ordinary Shares was $4.07 per share.

This valuation utilized the Hybrid Method to estimate the Company’s equity value. Using the Hybrid Method, two scenarios were assumed (a) based on the achievement of certain clinical and commercial milestones which provided for additional rights for the August 2020 A Ordinary shareholders and (b) based on the unsuccessful achievement of those clinical and commercial milestones providing a probability weighted estimate of the ordinary shares with each scenario having a 50% probability. Under scenario (a), the August 2020 A Ordinary shareholders would need to determine whether to exercise their rights and in this scenario, it was deemed that a Monte Carlo simulation option pricing model was appropriate to determine the equity value of each class of security. Under scenario (b) a Black-Scholes option pricing model was run to determine the equity value of each class of security. In preparing the valuations, the independent valuation specialist used an estimated volatility of 75% and an expected time to liquidity event of 1.35 years and applied a 20% discount for lack of marketability, based on the rounded Finnerty and Ghaidarov models, due to the Company being privately held.

Ms. Nimitz

December 6, 2021

Factors contributing to differences between grant date estimated fair values and the estimated initial public offering (‘IPO’) price

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of ordinary shares in connection with prior share option grants, the Company is providing the information set forth below.

The Company believes the following factors, along with those set forth above, explain the difference between the estimated fair values of the Company’s ordinary shares on that grant date and the estimated IPO price.

●	The Company has continued to progress its clinical program for the treatment of blood cancers (OmnImmune). The program has now progressed through phase 1b/2a trials, where the study was using fresh cell-based product, and will shortly initiate 2b-into pivotal (phase 3) clinical studies using a frozen cell-based product. Our Registration Statement sets out a number of advantages for frozen products over fresh products.

●	The Company has developed a new clinical program for the treatment of COVID-19 under the name ImmuniStim. OmnImmune and ImmuniStim. We have recently been granted UK Medicines and Healthcare Regulatory Agency approval for a phase 1b/2a clinical trial of our allogeneic unmodified, frozen, cell product to target COVID-19. We expect to treat our first patient during Q4 2021.

●	The estimated IPO price range represents a future price for ordinary shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the ordinary shares for the option grant date described above represents a contemporaneous estimate of the fair value of shares that (i) were then illiquid, (ii) even if an IPO were successfully completed, would remain illiquid for the estimated 6 to 12 month lockup period following the IPO being requested by the underwriter, and (iii) underwriter restrictions on effecting a registration statement for the stock option plan. This illiquidity accounts for a substantial difference between the estimated fair values of the ordinary shares through November 2021 and the estimated IPO price range.

●	Prior to the IPO, the holders of the Company’s preferred A Ordinary Shares currently enjoy substantial economic rights and preferences that are senior to the rights of the holders of the Company’s ordinary shares. The price range described assumes the conversion of all of the preferred A Ordinary Shares into ordinary shares upon completion of the IPO. The corresponding elimination of these economic rights and preferences results in a higher valuation of the ordinary shares after the IPO than before it.

●	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s wider presence and visibility.

●	As at the time of the October 2020 share option grant, the Company had limited cash resources and was working through the impact of the COVID-19 pandemic on the scientific development and operational capabilities of the business.

●	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that are not applicable to the determination of the IPO price range.

●	The IPO price range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.

Ms. Nimitz

December 6, 2021

Consideration of convertible loan notes in issue

As disclosed in the Registration Statement, the Company has issued convertible loan notes with a face value of $15.0 million. The loan note was issued with a 50% discount. At the time of the public offering, 50% of the face value of the loan notes then outstanding will convert into ordinary shares of TCB at the lower of an entity valuation of $120.0 million or the market value placed on the Company in the offering. The remaining balance due on the loan notes is repayable or convertible (at the same value) at the loan note holders’ option in two equal tranches at 90 days and 180 days after the public offering date.

The next filing of the Registration Statement will include the interim financial statements for the nine-month period to September 30, 2021 and as part of the preparation of those financial statements, the Company will calculate the value ascribed to the option to convert the loan into ordinary shares and reflect the value within the financial statements. In establishing the valuation for the option, the Company will use a valuation for the ordinary shares of the mid-point of the estimated offering price of $8.00 per ordinary share, such that there is no difference between the valuation of ordinary shares used in the accounting treatment and the planned initial public offering price. A Black-Scholes option pricing model will be used to calculate the value of the conversion right taking into account reasonable and appropriate assumptions.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

If there are any questions concerning the above, please contact either the Company representatives or the undersigned at ahudders@golenbock.com or 212-907-7349.

Very truly yours,

/S/ Andrew D. Hudders
Andrew D. Hudders

Attachment

cc:	Martin Thorp, TC BioPharm Limited
Toby Rintoul, TC BioPharm Limited
Joseph Lucosky, Lucosky Brookman LLP